Exhibit 99.1

ERMENEGILDO ZEGNA GROUP REPORTS STRONG FIRST QUARTER 2022 REVENUES

Strong Overall Performance Continues & 2022 Outlook Confirmed

Zegna Group to Host Capital Markets Day on May 17, 2022

•	1Q 2022 Revenues of €377.6 million, up 25.4%[1] Year-over-Year

•	Zegna’s One Brand Strategy Continues to Drive Growth with Thom Browne Maintaining Strong Momentum

•	2022 Outlook Confirmed with Low-teens Revenue Growth Expected and Continued Improvement to Adjusted EBIT[2]

MAY 5, 2022 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”), the first Italian luxury fashion house listed on the New York Stock Exchange (NYSE) and owner of the Zegna and Thom Browne brands, today announced unaudited revenues of €377.6 million for the First Quarter of 2022, an increase of 25.4% year-over-year.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “Over the course of 2021, the Zegna Group achieved a number of milestones. 2022 was off to a good start and is now looking more challenging due to the combination of geopolitical, economic and health related uncertainties. Both our brands are coping well in the face of these increased challenges, and we will continue to execute against our strategic objectives.”

He added: “Ours is a multi-year journey, and as we continue to monitor ongoing global developments – especially the recent COVID-19 spike in China – we remain ahead of our Plan3 and confident in the strength of our brands. While we will remain vigilant, our results and our flexibility give me confidence that we are on the right track to reaching the targets set out in our Plan3 last year and the Group’s longer-term ambitions. We are excited to welcome you at our Capital Markets Day at our home in Oasi Zegna on May 17.”

Highlights from First Quarter 2022 Revenues

Zegna’s One Brand strategy and continued focus on luxury leisurewear have allowed Zegna to continue to strengthen its position as a global leader in luxury menswear. For its First Quarter 2022, Zegna Group posted a 25.4% year-over-year increase in revenues, to €377.6 million. This strong performance was driven by a continued rebound of the Zegna segment, whose revenues increased 27.1% year-over-year to €283.5 million with robust performance in all product lines, as well as the performance of the Thom Browne segment, up 22.3% year-over-year, with revenues totaling €98.1 million, with consistent performance in both DTC and Wholesale channels.

[1]	All growth rates in this release are year-over-year and are expressed at actual foreign exchange rates.
[2]	Adjusted EBIT is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 3 of this communication for the definition of such non-IFRS measure.
[3]

The Zegna Group’s Plan was published at the time of the announcement of the business combination between the Company and Investindustrial Acquisition Corp. (“IIAC”). The Group’s Plan was also disclosed in the Company’s registration statement on Form F-4 filed with the SEC (File No. 333-259139), under “Certain Unaudited Zegna Prospective Financial Information”.

Zegna-branded products, which include apparel, bags, shoes and leather goods, as well as licensed goods and royalties, posted revenues that were up 22.1% year-over-year to €224 million, driven in large part by the continued robust growth in two primary categories, Luxury Leisurewear and Shoes, and by the strong rebound of Made-to-Measure. Revenues of the Group’s Textile business line saw a strong increase to €30.2 million, up 64.6% year-over-year, thanks to healthy demand. The 56.8% expansion in revenues for the Third-Party Brands business line to €24.4 million reflected strong supplies to our key third-party customers. Thom Browne continues to exert significant appeal among younger consumers around the world, leading to growth across all channels, with the women’s growth rate outperforming men’s.

Growth was strong across most geographies, with North American revenues increasing 85.1% year-over-year to €61.8 million, thanks to the very strong demand for the Zegna brand’s new icons and luxury leisurewear collections in the United States, where, also thanks to the brand’s strong Retail performance, revenues were up 97.2% year-over-year. Latin America also almost doubled thanks to strong DTC revenues for the Zegna brand. The Group saw healthy sales in EMEA, up 38.9% year-over-year to €134.5 million, with very dynamic performance in the UAE. The UK and France also overperformed. APAC revenues showed mixed performance, with the Greater China Region slowing down since March due to new COVID-related restrictions, which reversed the positive performance recorded until February. The rest of APAC (excluding the Greater China Region) rebounded by 27.8% year-over-year, as many countries lifted COVID-19 restrictions.

DTC channel sales grew 23.1% year-over-year to €218.1 million, with similar performance by the Zegna-branded products business line and Thom Browne segment. The Zegna brand DTC channel revenue increase – up 23.2% to €183.9 million – was driven by a strong recovery across geographies, especially North America and Europe, mitigated by the Greater China Region since early March. Thom Browne’s strong growth in EMEA, North America and Japan was also offset by the Covid-19 related restrictions in the Greater China Region.

Revenues in the Wholesale channel grew by 31.4% year-over-year, with both brands showing solid performance and further enhanced by the rebound of the Textile and Third-Party Brands business lines. We note that our Wholesale shipments to Russia (which are currently suspended) have not historically represented a material portion of the Group’s revenues.

Fiscal Year 2022 Outlook

The start of 2022 has been marked by considerable geopolitical uncertainty, adding to the volatility already present due to the ongoing global health crisis. Assuming no further deterioration or geographic extension of the war in Ukraine, a normalization of the COVID-19 pandemic in Greater China before the summer, and no other unforeseen events, the Group is forecasting revenue growth in the low-teens, and an improvement in its Adjusted EBIT, building on the accelerated expansion achieved in 2021, when the Group delivered an Adjusted EBIT of 11.5% as a percentage of revenues, exceeding its own guidance of “around 10%.”

Capital Markets Day on May 17

The Company will host an investor day on May 17, 2022, at Oasi Zegna, where it expects to unveil its sustainability goals and provide an update on strategy and ambitions.

A copy of the presentation and the link to the (audio) webcast will be available on the Company’s website at ir.zegnagroup.com before the presentation begins on 17 May.

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Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures~~:~~ among which adjusted earnings before interest and taxes (“Adjusted EBIT”). Zegna’s management believes that this non-IFRS financial measure provides useful and relevant information regarding Zegna’s financial performance and improves the ability of management and investors to assess and compare the financial performance of Zegna with that of other companies. It also provides comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses/(gains), result from investments accounted for using the equity method, impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the years presented, costs related to the Business Combination with Investindutrial Acquisition Corp, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use assets, certain costs related to lease agreements and certain other items.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 295 are directly operated by the Group as of March 31, 2022 (244 Zegna stores and 51 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

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Contacts

Investor Relations

Francesca Di Pasquantonio

francesca.dipasquantonio@zegna.com

+39 335 5837669

Media

Ermenegildo Zegna Group

Domenico Galluccio

domenico.galluccio@zegna.com

+39 335 538 7288

Brunswick Group

Brendan Riley / Lidia Fornasiero / Marie Jensen

briley@brunswickgroup.com / lfornasiero@brunswickgroup.com / mjensen@brunswickgroup.com

+1 (917) 755-1454 / +39 335 718 7205 / +33 (0) 6 49 09 39 54

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Forward Looking Statements

This communication, including the section “Fiscal Year 2022 Outlook”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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First Quarter 2022 Unaudited Revenues - Breakdown by Segment

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	Q1 2021A UNAUDITED	Δ% vs 2021A
Group Revenues	377,579	301,194	+25.4%

- Zegna segment	283,523	223,056	+27.1%
- Thom Browne segment	98,128	80,219	+22.3%
- Eliminations	(4,072)	(2,081)	n.s.

First Quarter 2022 Unaudited Revenues - Breakdown by Geography

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	Q1 2021A UNAUDITED	Δ% vs 2021A
Group Revenues	377,579	301,194	+25.4%

EMEA [1]	134,456	96,812	+38.9%
- of which Italy	64,091	48,159	+33.1%
- of which UK	10,970	5,177	+111.9%
North America [2]	61,803	33,381	+85.1%
- of which United States	56,933	28,868	+97.2%
Latin America [3]	5,665	2,995	+89.1%
APAC [4]	174,816	167,259	+4.5%
- of which Greater China Region[5]	141,980	141,570	+0.3%
- of which Japan	14,139	12,812	+10.4%
Other [6]	839	747	+12.3%

1.	EMEA includes Europe, Middle East and Africa.
2.	North America includes the United States of America and Canada.
3.	Latin America includes Mexico, Brazil and other Central and South American countries.
4.	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
5.	For Zegna’s reporting purposes the Greater China Region includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan
6.	Other revenues mainly include royalties.

Note: Revenues are after eliminations.

First Quarter 2022 Unaudited Revenues - Breakdown by Product Line

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	Q1 2021A UNAUDITED	Δ% vs 2021A
Group Revenues	377,579	301,194	+25.4%

- Zegna branded products [1]	223,979	183,483	+22.1%
- Thom Browne	97,937	80,223	+22.1%
- Textile	30,244	18,378	+64.6%
- Third Party Brands	24,402	15,558	+56.8%
- Agnona	25	139	n.s
- Other	992	3,413	(70.9%)

1.	Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties Note: Revenues are after eliminations.

First Quarter 2022 Unaudited Revenues - Breakdown by Channel

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	% on revenues	Q1 2021A UNAUDITED	% on revenues	Δ% vs 2021A
Group Revenues	377,579	100%	301,194	100%	+25.4%

- DTC Zegna branded products [1]	183,909		149,228		+23.2%
- DTC Thom Browne	34,181		27,947		+22.3%
Total Direct to Consumer (DTC)	218,090	58%	177,175	59%	+23.1%
- Wholesale Zegna branded products [1]	40,070		34,255		+17.0%
- Wholesale Thom Browne	63,756		52,276		+22.0%
- Wholesale Third Party Brands and Textile	54,646		33,936		+61.0%
- Wholesale Agnona	25		139		(82.0%)
Total Wholesale	158,497	42%	120,606	40%	+31.4%
Other	992	0%	3,413	1%	(70.9%)

1. Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties Note: Revenues are after eliminations.

Monobrand Store Network as of March 31st 2022

	as of March 31st , 2022			as of December 31st , 2021			as of December 31st , 2020
# Stores	ZEGNA	THOM BROWNE	GROUP	ZEGNA	THOM BROWNE	GROUP	ZEGNA[2]	THOM BROWNE	GROUP
EMEA	69	9	78	69	9	78	71	6	77
Americas	50	5	55	50	5	55	39	4	43
APAC	125	37	162	126	38	164	128	28	156

DTC	244	51	295	245	52	297	238	38	276

EMEA	88	5	93	89	5	94	99	10	109
Americas	73	3	76	74	3	77	82	3	85
APAC	32	30	62	32	30	62	31	23	54

Wholesale	193	38	231	195	38	233	212	36	248

Total	437	89	526	440	90	530	450	74	524

Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

As of December 31st 2020, number of Zegna DTC stores were 255 (and 195 Wholesale) reflecting 17 Korean DOSs, which were converted to franchising in Jan-21. For a more homogenous comparison with end-2021, store numbers have been restated accordingly.